SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J. No 42.150.391/0001-70 - NIRE 29300006939
PUBLIC COMPANY

NOTICE OF CONVOCATION

EXTRAORDINARY GENERAL MEETING

The Shareholders of BRASKEM S.A. are summoned to meet at the Extraordinary General Meeting to be held on October 3rd 2005, at 10:30 PM, at the headquarters of the Company, at Rua Eteno, no 1.561, Pólo Petroquímico, Município de Camaçari, Estado da Bahia, in order to deliberate on the following Agenda: 01) election of Members of the Board of Directors due to resignations presented.

Attention:
Pursuant to the Rules of Health, Safety and Environment (SSMA) in force at the headquarters of the Company, which establishes the guidelines to the acess control and circulation of persons and cars in the internal and external areas of the headquarters, all the Shareholders, as well as to its representatives are requested to be present for the aforementioned Meeting at least 30 minutes in advance, in order to assure the compliance with the basic instructions training procedures of SSMA in force in the Company, which are available for consult at the headquarters of the Company.

Camaçari/BA, September 16th 2005.

Pedro Augusto Ribeiro Novis
President of the Board of Directors

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer